# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tilly's, Inc., CIK 0001524025
CUSIP: 886885102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Whatney Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,089,186; sole dispositive power 0; shared dispositive power 2,089,186; aggregate amount beneficially owned 2,089,186 (9% of the class)
- Leonard Braden Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 100,000; shared voting power 2,089,186; sole dispositive power 100,000; shared dispositive power 2,089,186; aggregate amount beneficially owned 2,189,186 (9.4% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Issuer
Name of issuer: Tilly's, Inc.
Address of issuer's principal executive offices: 10 Whatney Drive, Irvine, California, 92618

## Item 2. Person Filing
Name of person filing:
BML Investment Partners, L.P.
Braden M Leonard
Address of principal business office or, if none, residence: 65 E Cedar - Suite 2, Zionsville IN 46077
Citizenship:
Delaware
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2189186
Percent of class: 9.4
Sole power to vote or to direct the vote: 100000
Shared power to vote or to direct the vote: 2089186
Sole power to dispose or to direct the disposition: 100000
Shared power to dispose or to direct the disposition: 2089186

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (03/19/2026)
- Leonard Braden Michael: Braden M Leonard, Leonard Braden Michael (03/19/2026)